Burns Philip

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

03 JAN 30 AM 7:21

82-1565

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	30 January, 2003
SUBJECT:	APPENDIX 3B - EXERCISE OF OPTIONS & CONVERSION OF CP SHARES
No of Pages:	10 pages (including cover sheet)

SUPPL

Please see attached copy of an announcement released to the Australian Stock Exchange this afternoon.

03003427

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

dlw 2/3

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INTERNATIONAL +61 (2) 9259 1371
FAX: (02) 9247 3272

30 January 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

APPENDIX 3B - EXERCISE OF OPTIONS & CONVERSION OF CP SHARES

I enclose Appendix 3B (New issue announcement, application for quotation of additional securities and agreement) in respect of 4,688 Ordinary Shares issued pursuant to the exercise of 3,688 Options and conversion of 1,000 Converting Preference Shares. The exercise price for the exercise of Options was paid in cash. Following allotment and approval of quotation the quoted securities of the Company will be:-

1,053,077,377	ordinary shares fully paid (BPC)
797,392,289	converting preference shares fully paid (BPCPA)
979,153,817	options expiring 14 August 2003 exercisable at 20 cents (BPCO)

Yours faithfully

PHILIP WEST
Special Counsel

Encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Burns, Philp & Company Limited

ABN

65 000 000 359

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,688
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The terms of the ordinary shares are set out in the Company's Constitution

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.20 per ordinary share for the exercise of Options. Nil for the conversion of Converting Preference Shares.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued upon the exercise of 3,688 Options (ASX Code BPCO) and conversion of 1,000 Converting Preference Shares (ASX Code BPCPA).
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 January 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
(a) 1,053,077,377	(a) Ordinary Shares
(b) 797,392,289	(b) Converting Preference Shares
(c) 979,153,817	(c) Options

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Nil	

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one) Not applicable. Under Listing Rule 16.4 no fee is payable where an entity is seeking quotation of shares following the conversion of quoted securities.

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 30 January 2003
(~~Director~~/Company Secretary)

Print name: PHILIP WEST

== == == == ==

+ See chapter 19 for defined terms.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	30 January, 2003
SUBJECT:	MOODY'S CREDIT RATING
No of Pages:	13 pages (including cover sheet)

MOODY'S CREDIT RATING

Please see attached copy of an announcement released to the Australian Stock Exchange this morning.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INTERNATIONAL +61 (2) 9259 1371
FAX: (02) 9247 3272

30 January 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MOODY'S CREDIT RATING

I enclose copy of Press Release issued by Moody's on 30 January 2003.

Moody's have assigned the following ratings to Bums Philp:

1. A$100 million senior secured revolving credit maturing 2007 - B1;
2. A$1.3 billion senior secured Term Loan A, maturing 2007 - B1;
3. US$375 million senior secured Term Loan B, maturing 2009 - B1;
4. US$150 million Senior Subordinated Notes, due 2011 - B3;
5. US$400 million 9.75% Senior Subordinated Notes, due 2012 - downgraded to B3 from B2;
6. Senior Implied - downgraded to B1 from Ba3; and
7. Unsecured Issuer Rating - downgraded to B2 from B1.

The ratings outlook is negative.

Yours faithfully

HELEN GOLDING
Company Secretary

Encl

New York
Andris G. Kalnins
VP - Senior Credit Officer
Corporate Finance Group
Moody's Investors Service
JOURNALISTS: 212-553-0376
SUBSCRIBERS: 212-553-1653

New York
Helen Calvelli
VP - Senior Credit Officer
Corporate Finance Group
Moody's Investors Service
JOURNALISTS: 212-553-0376
SUBSCRIBERS: 212-553-1653

MOODY'S ASSIGNS B1 TO BURNS PHILPS' SR SEC CREDIT FACILITY, B3 TO PLANNED SR SUB NOTES, DOWNGRADES EXISTING SR SUB NOTES TO B3 FROM B2 AND SR IMPLIED TO B1 FROM Ba3; OUTLOOK NEGATIVE

Approximately US$1.7 billion of Debt Securities and Credit Facilities Affected

New York, <Rating Date Pending> -- Moody's Investors Service assigned a B1 rating to Burns Philp's new senior secured credit facilities, a B3 rating to the company's new senior subordinated note issue, and downgraded the company's existing senior subordinated notes, senior implied and unsecured issuer ratings. The rating actions conclude Moody's review of the company for downgrade, initiated December 16, 2002. The ratings outlook is negative.

Moody's rating actions for Burns Philp were as follows:

i) A$100 million senior secured revolving credit maturing 2007 – assigned B1,

ii) A$1.3 billion senior secured Term Loan A, maturing 2007 – assigned B1,

iii) US$375 million senior secured Term Loan B, maturing 2009 – assigned B1,

iv) US$150 million Senior Subordinated Notes, due 2011 – assigned B3,

v) US$400 million 9.75% Senior Subordinated Notes, due 2012 – downgraded to B3 from B2,

vi) Senior Implied -- downgraded to B1 from Ba3, and

vii) Unsecured Issuer Rating – downgraded to B2 from B1.

Moody's does not rate the company's existing US$425 million multi-currency term loan or US$10 million multi-currency revolver (both maturing 2006), which will be refinanced with the new senior secured credit facilities if the GMF acquisition is completed. Moody's also has not rated Burns Philp's planned NZ$250 million of subordinated capital notes, maturing 2008-11, which would be issued as part of the GMF acquisition.

The downgrades follow Burns Philp's unsolicited cash offer for all the shares of Goodman Fielder Limited (GMF). At the existing offer price of A$1.85/share, the acquisition cost would total A$2.4 billion (US$1.4 billion), including fees and existing GMF debt (about 7.5x estimated GMF EBITDA). The addition of GMF would nearly triple Burns Philp's revenues to A$3.9 billion (US$2.2 billion) and add a strong regional portfolio of branded foods with relatively stable cash flow to Burns Philp's existing yeast and spice business. Burns Philp, however, intends to substantially debt-fund the acquisition, which would increase leverage to very high levels. In addition,

integration of GMF could be challenging, given GMF's large size relative to Burns Philp and Burns Philp's limited knowledge of GMF's business.

The negative ratings outlook reflects uncertainties about GMF's underlying financial position combined with integration risks. Recurring restructuring charges, asset sales, and now dated audited financials (as of 6/30/02) make it difficult to ascertain GMF's run-rate earnings, liabilities, and working capital needs. If GMF's financial position is weaker than currently estimated or significant uncertainties persist after detailed due diligence (and transaction terms are not altered), the ratings could be downgraded. If the GMF acquisition is not concluded and proceeds from the US$150 million senior subordinated note issue are retained by Burns Philp for general corporate purposes (adding to the company's existing US$400 million of cash proceeds from its prior subordinated note issue), the outlook would remain negative due to the large amount of gross debt carried by Burns Philp. The ratings outlook could stabilize if the GMF acquisition is not concluded and proceeds from the US$150 million senior subordinated notes are returned to investors. The ratings anticipate continued acquisition event risk, but could be sensitive to large, company transforming transactions that are aggressively financed.

Burns Philp's ratings, excluding the prospective GMF acquisition, are restrained by aggressive growth objectives and a significant gross debt position established in 2002 to fund future, unidentified acquisitions. Prospective for the GMF acquisition, the ratings are limited by very high resulting leverage, the potential that deleveraging could be

slow should Burns Philp fail to realize meaningful cost savings at GMF, the planned application of some portion of free cash flow to pay ordinary dividends, and the likelihood of additional acquisition activity in the near future. The ratings also incorporate the challenges of adding a large business that is dissimilar to Burns Philp's existing operations. Burns Philp has a global, industrial yeast business and retail consumer spice and yeast businesses in North America, while GMF's operations are focused on regional consumer-branded packaged food products in Australia and New Zealand. Burns Philp has minimal operations in Australia/New Zealand and Burns Philp management does not have experience with branded retail foods in that region.

The ratings gain support from Burns Philp's base of relatively stable, durable cash flow, and healthy operating margins (21% EBITDA margin for LTM). Burns Philp's core yeast business (about 70% of sales and 80% of EBITDA) is driven by demand for bread and bakery products (food staples), which tends to grow with population. The company has leading market shares in most areas of operation, and markets are generally consolidated with only one or two players in most regions. In addition, Burns Philp's operations have geographic and customer diversity. The ratings also recognize Burns Philp management's successful track record in restructuring the company's business operations over the last five years, selling non-core operations and improving profitability in yeast and spices.

On a combined basis, the ratings are supported by the addition of GMF's strong regional branded packaged food portfolio, which also provides a foundation of

relatively predictable earnings and cash flow. GMF is the largest branded foods company in the Australia/New Zealand region, has several icon brands and generally large, leading market shares in many of the product categories in which it participates. GMF would further diversify Burns Philps by product and geographically. Burns Philp's EBITDA profile would shift from 50%/50% ingredient/consumer-branded products to about 27% ingredient/73% consumer-branded, and its 80% product concentration on yeast would drop to 37%. Geographically, GMF's Australia/New Zealand operations would account for 47% of combined EBITDA, with Burns Philp's large North American operations accounting for 28% of combined EBITDA and other areas of operation (South America, Europe, and Asia) for the remaining 25%.

Burns Philp plans to fund the A$2.44 billion GMF acquisition cost (including fees and existing GMF debt) substantially with debt (only A$50 million of equity has been funded to date). Assuming A$200 million of proceeds from exercise of in-the-money options that expire in August 2003, the total ultimate inflow of equity funds would represent only 8% of the GMF transaction cost. Due diligence has been limited to public information, and GMF's regular restructuring charges and significant non-core asset sales make assessment of GMF's ongoing cash flow generation, working capital needs, and liabilities difficult to estimate. Therefore, the tender offer has conditions, and the final terms of the transaction are not yet certain. The ratings could be pressured if estimates prove to be optimistic and the transaction terms do not change.

Pro forma for the GMF acquisition, Burns Philp would have total debt of about A$3 billion (US$1.7 billion). Pro forma leverage would be high, with Net Debt/EBITDA of 4.8x (6/30/03 pro forma estimate, excluding forecast cost savings) and Net Debt/Book Capitalization, 81% (Debt/Market Capitalization, 73%). Run-rate free cash flow (after capex and projected dividends) would represent less than 5% of total pro forma debt, indicating slow deleveraging from retained cash flow unless Burns Philp's management achieves targeted cost savings and efficiencies. EBIT interest coverage is a modest 1.7x. Currently, Burns Philp's net leverage appears moderate (3.2x LTM EBITDA at 9/30/02), but the company has material gross debt that was raised in anticipation of acquisition-led growth, and credit statistics will evolve with acquisition activity. At 9/30/02, Burns had roughly A$1,655 million (US$894) million in gross debt and A$924 million (US$499 million) of cash, for net debt of A$732 million (US$395 million).

Burns does not have broad public ownership, and the company's majority shareholder, Mr. Graeme Hart (who owns 57.6% of diluted shares) has a substantial influence over the company's management and board. Burns Philp has indicated that if the GMF acquisition is completed, it may acquire New Zealand Dairy from Mr. Hart , subject to approval by independent board members and approval by a majority of independent shareholders. Moody's ratings assume this transaction, if completed, would not materially impact Burns Philp's effective leverage.

Liquidity currently appears ample, but is sensitive to the company's acquisition strategy. Cash generation at Burns Philp has remained solid and steady on wide

EBITDA margins and moderate capital spending. Working capital is not highly seasonal. In addition to A$856 million (US$449 million) of cash at 9/30/02, Burns had US$10 million of pro forma availability under its revolver.

Pro forma for the GMF acquisition, liquidity appears adequate, but given very high pro forma leverage, could be sensitive to weaker than anticipated GMF cash flow or higher than expected investment requirements. Operating cash flow generation is forecast to be relatively stable at levels in excess of capital spending and sufficient to fund required debt amortization. Proceeds from exercise of the company's equity options, which are in-the-money and expire in August 2003, will provide about A$200 million (US$112 million) of cash when exercised. An A$100 million (US$56 million) revolver (pro forma undrawn at closing) would provide back up liquidity. The company projects dividends of A$50 million (US$28 million) on its ordinary shares beginning in FY04 and has ongoing dividends of A$17.5 million on its converting preference shares. The ordinary dividends would represent about 25% of estimated free cash flow (excluding cost savings), which could otherwise be applied to reduce debt. Should EBITDA generation fall below forecast levels, the the company may be restricted in its ability to continue to pay the ordinary dividends, unless senior secured creditors grant waivers.

The ratings assigned to the planned senior secured credit facilities (Revolver, Term Loan A and Term Loan B) remain at the same level as the senior implied rating because they would constitute a major portion of pro forma debt. The borrowers will be certain subsidiaries of Burns, Philp & Company Limited (the holding company). The facilities

will be guaranteed by the holding company and by most other wholly owned subsidiaries, including GMF and its subsidiaries, assuming the acquisition is completed. The facilities will be secured by substantially all the assets of Burns Philp and the guarantors on a pari passu basis.

The subordinated note rating is notched down from the senior implied rating to reflect the notes' unsecured and subordinated position in the capital structure, and considers the possibility that the company may incur substantial additional senior debt. The notes are guaranteed on a subordinated basis by the holding company and most other wholly-owned subsidiaries (the same guarantors as for the senior secured credit facilities). The New Zealand Capital Notes will initially be bridge financed on a subordinated basis, pending placement with retail investors. Moody's views the notes as largely debt-like. The notes offer flexibility to defer coupons in circumstances when payment of the coupon is not permitted under the bank covenants. The notes mature prior to the senior subordinated notes at which time they can be settled in shares or cash (at the issuer's option), unless investors choose to renew the notes under new terms.

Burns Philp's position in its core yeast business is strong. The company competes with only two or three players in most markets, usually its two global competitors plus smaller, local players. Volume growth in commercial yeast is low but stable, generally tied to population growth in mature bread markets and to increased penetration in areas such as Asia where bread has not been a staple food and per capital income is increasing. Pricing flexibility is constrained because yeast is a non-differentiated

commodity product generally sold to large industrial users, capacity expansion for existing producers is relatively low cost, consumption growth is low in most markets, and developing markets with high growth potential tend to be fragmented. Price weakness has occurred in certain mature markets when competitors have added capacity to gain increased market share, but pricing subsequently was restored to levels providing sufficient profitability to all major players. Burns Philp has invested in reducing costs, and benefits from its distribution capability and established relationships with a broad base of customers. Distribution is especially important for fresh yeast, which has a limited usable life and is the preferred yeast of commercial bakers. The North American consumer market, where Burns Philp sells yeast under the well known Fleischmann's brand, has high margins and is an important contributor to cash flow. Volumes in that market are contracting (down 8% last year), but to date Burns has realized modest price increases due to relatively price inelastic demand.

The current management team appears to have largely accomplished its restructuring of Burns Philp. Margins at its herb and spice business (31% of revenues, 20 % of ebitda) have been stabilized. This business is primarily retail, where growth rates are low and competition for retail selling space is keen. Burns Philp competes against McCormick & Company, a much larger organization with significant resources and well developed food service and industrial business platforms. The October 2002 acquisition of Kraft's yeast operations in Latin America for US$110 million strengthened Burns Philp's presence in that region and provides opportunity for rationalization of assets and cost reductions.

And, Burns sold its US vinegar and Australia/New Zealand port-side liquid terminals businesses in late 2002 for combined proceeds of US$98 million, leaving it with two core businesses – yeast and spices. The liquid storage unit was a vestige of Burns' history as a trading company in Australia and the South Pacific. The vinegar business was a legacy of Burns' past broader involvement in the food industry.

GMF (which is not rated by Moody's) has the leading Australian market share in bread (47%), cake mixes (53%), margarine (40%), and pastry products (66%), and a number two position in breakfast cereals, cooking oils, and salad dressings. Leading New Zealand market shares are in packaged bread (56%), margarine (52%), and potato chips (46%). The company's market shares have been relatively stable over time. GMF's food markets are mature and volume growth limited, but cash flow generation is relatively consistent and predictable. The business is exposed to competition from large global food companies, and the retail supermarket customer base is highly consolidated, with pricing leverage. The company also is exposed to commodity input costs, which can pressure margins if cost increases cannot be quickly or fully passed along. The company has been restructuring over the past five years, and restructuring charges have amounted to one third of EBITDA in the last three years. Revenues for FY02 (ending 6/30) were A$2.5 billion (US$1.4 billion), with EBITDA of an estimated A$345 million (US$193 million).

Burns Philp is one of the world's largest producers and marketers of yeast and bakery ingredients. It also has interests in herbs and spices in North America. The company is headquartered in Sydney, Australia.

end